[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

May 12, 2017

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                  Nuveen Investment Trust II

                                               File Nos. 333-33607 and 811-08333

Dear Ms. Bentzinger:

This letter responds to your additional comment given during telephone conversations with our office on May 8, 2017, May 10, 2017, and May 11, 2017, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 28, 2017, and the correspondence filed with the Commission on April 28, 2017, which relates to Nuveen Winslow International Small Cap Fund (the “Fund”), a series of the Trust. The prospectus for the Fund has been revised in response to your comment.

PROSPECTUS

COMMENT 1 — FUND SUMMARY — FUND PERFORMANCE

Please disclose that the average annual total return performance numbers are adjusted to reflect the maximum sales load of each class of the new Fund.

RESPONSE TO COMMENT 1

The disclosures regarding the average annual total return performance numbers will be revised as requested.

ADDITIONAL NOTE

The financial statements for the fiscal years ended December 31, 2015, and December 31, 2016, for the predecessor fund have been provided in a Rule 485(a) filing. As discussed with the staff of the Commission, the financial statements for the fiscal year ended December 31, 2015, may not be PCAOB, Regulation S-X and GAAP compliant but include a full schedule of investments that has been prepared in accordance with GAAP, compliant with Reg. S-X and audited using PCAOB standards. The financial statements for the fiscal year ended December 31, 2016, include a full schedule of investments and are PCAOB, Regulation S-X and GAAP compliant.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren